EXHIBIT 99.1

Brookfield Business Partners Announces Appointment to the Board of Directors

BROOKFIELD, NEWS, Dec. 03, 2020 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced today the appointment of Anne Ruth Herkes to its Board of Directors. Based in Germany, Anne Ruth brings to the Board over 30 years of international expertise in government, diplomacy, and the private sector, with a strong background in many different industries including banking, energy, trade, and aerospace.

Anne Ruth previously served as State Secretary for the German Federal Ministry for Economic Affairs and Energy where she led Germany’s global trade policy and provided leadership in the deployment of a national cyber-security strategy. Anne Ruth has also served as the German Ambassador to Qatar where she played an instrumental role in strengthening bilateral relations between the two countries.

Jeffrey Blidner, Chair of the Brookfield Business Partners Board, stated "I am pleased to welcome Anne Ruth to the Board and look forward to her insight and guidance as a director. Anne Ruth’s significant international experience across a range of sectors will be invaluable to Brookfield Business Partners as we continue to grow our global footprint.”

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with approximately $575 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

For more information, please contact:

Media:	Investors:
Claire Holland	Alan Fleming
Tel: +1 (416) 369-8236	Tel: +1 (416) 645-2736
Email: claire.holland@brookfield.com	Email: alan.fleming@brookfield.com